UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet M. Bawcom

Senior Vice President - Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

January 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.0%2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.0%2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 49.0%2/
14	Type of reporting person (see instructions) OO

1/	Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.0%2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 12 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a directly wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017 and Amendment No. 11 to the Schedule 13D filed on November 3, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below. There have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

Dell Technologies is evaluating potential business opportunities, including a potential public offering of Dell Technologies common stock or a potential business combination between Dell Technologies and the Issuer. Dell Technologies is also considering maintaining the status quo. The potential business opportunities currently being evaluated by Dell Technologies do not include the sale to a third party of Dell Technologies or the Issuer. The Reporting Persons have not determined which, if any, potential business opportunity to pursue and there can be no assurance that any potential business opportunity will be pursued, the terms thereof, or whether, if pursued, any such business opportunity would be consummated.

Amended Item 5 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a)	As of February 1, 2018, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 330,678,605 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of February 1, 2018, the 330,678,605 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 82.0% of the shares of Class A Common Stock.1/ Of those 330,678,605 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 49.0% of the Class A Common Stock.2/

1/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 103,138,064 shares of Class A Common Stock outstanding as of December 1, 2017, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2017 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(b)	As of February 1, 2018:

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

VMW Holdco has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 80,000,000 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 80,000,000 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of February 1, 2018, Dell Technologies, EMC and Michael S. Dell control approximately 97.7% of the combined voting power of both classes of common stock of the Issuer, and VMW Holdco controls approximately 20.0% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 is true, complete and correct.

Date: February 1, 2018

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact